February 24, 2020

Via EDGAR
Attn: Geoff Kruczek
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549-4561

Re:	Industrial Technical Holdings Corporation Registration Statement on Form F-1/A Filed December 4, 2019 File No. 333-233613

Dear Mr. Kruczek:

In response to your letter dated February 4, 2020, concerning the deficiencies in our registration statement on Form F-1/A, we provide the following responses:

Amendment No. 2 to Registration Statement on Form F-1 filed January 23, 2020

Prospectus Summary, page 5

1.	Please reconcile your revisions here in response to prior comment 2 with your disclosure regarding machines “sold” on page 28 and disclosures on page 37 regarding 30 machines exported to the German market and six machines sold on back order.

ANSWER
: The registration statement has been amended on pages 5, 17-18, 28 and 37 to reconcile and clarify disclosure relating to machines sold.

There are uncertainties regarding the interpretation… page 13

2.	We note your revisions in response to prior comment 3. Please file the consent of counsel referenced here. Please also clarify how you addressed the disclosure requirements of Item 10.E to Form 20-F.

ANSWER
: The opinion and consent of the Registrant’s PRC law firm referenced in this section has been filed as Exhibits 5.2, 5.3 and 5.4 to the registration statement.
Additionally, we have added a section on Taxation beginning on page 101 to more fully address the disclosure requirements of Item 10E of Form 20-F.

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Fortschritt Company Profile, page 18

3.	Please disclose in your prospectus the date that the Brand Licensing and Technology Transfer Agreement can be terminated. Include appropriate risk factors regarding the termination provisions and the equity interest to be granted to the licensor according to exhibit 10.1.

ANSWER
: The date that the Brand Licensing and Technology Transfer Agreement can be terminated has been added to the disclosure, and an appropriate risk factor on page 9 regarding the termination provisions and the equity interest to be granted to the licensor has been added.

Lease commitments, page 77

4.	Please expand your revisions in response to prior comment 11 to address each of the disclosures required under Item 4.D to Form 20-F, such as productive capacity and extend of utilization. Please also provide similar disclosure with respect to other, non-leased facilities, such as the assembly line, offices and warehouses mentioned on page 26 and “two new factories” mentioned on page 37.

ANSWER
: The disclosure on page 77 has been expanded to address each disclosure requirement under Item 4.D to Form 20-F. The disclosures on pages 26 and 37 have been revised to clarify that the facilities therein disclosed are part of the company’s leased facilities in Qingdao, China.

Business Experience, page 86

5.	Please expand your revisions in response to prior comment 12 to clarify Mr. Gallo’s experience from 2013 to present. Please also provide the information required by Item 7.B of Form 20-F regarding your historical transactions and proposed transactions. Further, please update the disclosure required by Item 6.B to Form 20-F to be for your last full financial year – the year ended December 31, 2019.

ANSWER
: We have revised Joel Gallo’s bio to clarify business experience from 2013 to present. We have also updated the disclosure required by Item 6.B to Form 20-F to reflect our last full financial year – the year ended December 31, 2019. We have provided the information required by Item 7.B of Form 20-F regarding our historical transactions and proposed transactions under the heading “Related Party Transactions” on page 108.

Ordinary Shares, page 102

6.	We note your revisions in response to prior comment 14. Please clarify whether the indemnification and hold harmless provision of Section 2.2 on the second page numbered 1 in Exhibit 3.1 applies to liabilities under the United States federal securities laws.

ANSWER
: Please note that this section now appears on page 107 of the F-1. We have revised our disclosure to clarify applicability of the indemnification and hold harmless provision of Section 2.2 of the company’s Articles of Association.

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Related Party Transactions, page 103

7.	We note your response to prior comment 16. Please clarify the nature of the transactions that created the amounts due from the related parties. Include the date and purpose of the transaction, and all other information required by Item 7.B of Form 20-F.

ANSWER
: We have amended our disclosure to clarify the nature of the transactions that created the amounts due from the related parties, including the date and purpose of the transaction and all other information required by Item 7.B of Form 20-F. Please see tables added on page 108.

Signatures, page 111

8.	We note your revisions in response to prior comment 20. If Mr. Spiegler also signed in the capacity of principal financial officer, please revise to indicate so where his titles are listed.

ANSWER
: We have revised our disclosure where appropriate to indicate that Mr. Spiegler is Principal Financial Officer.

CEO, Chairman of the Board and Principal Financial Officer

Yours truly,

/s/ Andreas Spiegler
Andreas Spiegler,

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